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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549
[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
[_] Form 3 Holdings Reported
[X] Form 4 Holdings Reported
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Levin                        David                            G.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             760 N.W. 107th Avenue
    ----------------------------------------------------------------------------
                                   (Street)

         Miami                        FL                            33172
    ----------------------------------------------------------------------------
        (City)                      (State)                         (Zip)

2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
               --------------

4.  Statement for Month/Year  Year Ended 11/30/01
                              --------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [ ] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)
    Vice President
    --------------
7.  Individual or Joint/Group Reporting  (check applicable line)
     X  Form Filed by One Reporting Person
    ---
        Form Filed by More than One Reporting Person
    ---
-------------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)  5. Amount of      6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)          Securities        ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)         Beneficially      Form:        direct
                                (Month/      (Instr. 8)                                Owned at the      Direct       Bene-
                                Day/                                                   end of            (D) or       ficial
                                Year)                                                  Issuer's          Indirect     Owner-
                                                                 (A) or                Fiscal Year       (I)          ship
                                                        Amount   (D)        Price      (Instr. 3 and 4)  (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  Various          A          364     (A)                        364            I        By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    N/A           N/A         N/A     N/A                      3,500            D
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Restricted Common Stock (1)     N/A           N/A         N/A     N/A                     50,000            D
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
*   If the form is filed by more than one reporting person, see instruction
    4(b)(v).

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002, and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.
--------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                                                   ---------------------------
                                                                                                         (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  12.32                N/A                 N/A                      N/A           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                   9.92                N/A                 N/A                      N/A           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  24.8125              N/A                 N/A                      N/A           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  17.3125              N/A                 N/A                      N/A           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  18.15625             N/A                 N/A                      N/A           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  26.84375             N/A                 N/A                      N/A           N/A
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (2)          28.30             5/4/2001                A4                    27,340(A)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity:              ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 ----------------------------------------------                              Owned                 (D) or             ship
 Date          Expira-                Amount or                              at End                Indi-              (Instr. 4)
 Exer-         tion      Title        Number of                              of Year               rect (1)
 cisable       Date                   Shares                                 (Instr. 4)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
10-31-97     08-08-03  Common Stock     19,730                N/A             19,730                   D
                       Options
------------------------------------------------------------------------------------------------------------------------------------
10-31-97     12-22-04  Common Stock      7,398                N/A              7,398                   D
                       Options
------------------------------------------------------------------------------------------------------------------------------------
10-31-98     10-30-07  Common Stock     37,500                N/A             37,500                   D
                       Options
------------------------------------------------------------------------------------------------------------------------------------
01-01-99     12-14-07  Common Stock     26,250                N/A             26,250                   D
                       Options
------------------------------------------------------------------------------------------------------------------------------------
01-28-01     01-27-10  Common Stock     10,000                N/A             10,000                   D
                       Options
------------------------------------------------------------------------------------------------------------------------------------
01-17-02     01-16-11  Common Stock     10,000                N/A             10,000                   D
                       Options
------------------------------------------------------------------------------------------------------------------------------------
04-01-02     04-01-06  Stock Purchase   27,340                N/A             27,340                   D
                       Agreement
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
Explanation of Responses:

       /s/ David G. Levin                   2/8/2002
       --------------------------------  ---------------
       **Signature of Reporting Person        Date
       David G. Levin

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2002 through 2006, Mr. Levin will make purchases of LNR common stock. These purchases will total 27,340 shares.